767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

September 23, 2014

VIA EDGAR TRANSMISSION

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             INC Research Holdings, Inc. Amendment No. 2
to Draft Registration Statement on Form S-1
Submitted September 9, 2014 (CIK No. 0001610950)

Dear Mr. Spirgel:

On behalf of our client, INC Research Holdings, Inc., a Delaware corporation (the “Company”), we are confidentially submitting herewith electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001610950) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 16, 2014. We are sending to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3.

Summary and Pro Forma Consolidated Financial Data, page 15

Selected and Pro Forma Consolidated Financial Data, page 60

Use of Proceeds, page 49

1.                                Please refer to pro forma adjustment (5). Per (a) of pro forma adjustment (5) on page 61, it appears that your historical interest expense is adjusted for the refinancing of your senior secured credit facilities. Please revise the first sentence to clarify that the pro forma information also gives effect to such refinancing.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 60 in response to the Staff’s comment.

Note 2. Financial Statement Details, Goodwill and intangibles, page F-60

2.                                We note your response to comment 6. Please revise the “June 30, 2013” reference to “June 30, 2014.” In addition, we note the useful lives of “Proprietary software” but it is not presented in the intangible table on page F-59. Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-59 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel

Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:                                Christopher L. Gaenzle, Esq.

Chief Administrative Officer, General Counsel and Secretary

INC Research Holdings, Inc.